

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 6, 2008

via U.S. mail

Earl W. Abbott
President and Chief Executive Officer
Tornado Gold International Corporation
8600 Technology Way, Suite 118
Reno, Nevada 89521

> **Re: Tornado Gold International Corporation**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed May 9, 2008**
> **File No. 333-139753**

Dear Mr. Abbott:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1/A1 filed May 9, 2008</u>

<u>General</u>

1.   We remind you of prior comment 2 from our letter dated January 24, 2007, which requested clear disclosure regarding when the offering and sale was completed. In that regard, you cannot register with this Form S-1 the resale of securities which were initially sold after the date that the registration statement was first filed with the Commission. Please remove from the registration statement all such securities.

2.   Make clear for the securities that remain the subject of the registration statement when the offering and sale was completed in each case.

3.   Ensure that your disclosure is accurate and consistent. We note that the opinion of counsel you filed as an exhibit indicates that the corresponding agreement with the selling stockholder was dated March 5, 2008, but at page 6, you state that you entered into the settlement agreement on April 1, 2008. Please revise as necessary to provide corrected disclosure.

<u>Signatures</u>

4.   Instruction 1 to Signatures, Form S-1, requires a majority of your board of directors to sign the registration statement, but it appears that only two of your five directors have so signed. Ensure that all subsequent filings, including the next amendment, have been signed by all required persons.

<u>Closing Comments</u>

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
       T. Levenberg

       <u>via facsimile</u>

       L.K. Larry Yen
       Clark Wilson LLP
       (604) 687-6314